Exhibit 3.4
Certificate of Formation
of
American Midstream GP, LLC
     This Certificate of Formation of American Midstream GP, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.
     1. The name of the Company is American Midstream GP, LLC.
     2. The name and address of the registered agent of the Company shall be Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.
     3. The address of the registered office of the Company in Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.
     IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 20th day of August, 2009.

/s/ John W. McCarver
John W. McCarver
Authorized Person